The Bad Stuff, Inc.



ANNUAL REPORT

12121 Wilshire Blvd. Suite 600

Los Angeles , CA 90025

0

www.TheBadStuff.com

This Annual Report is dated April 28, 2021.

BUSINESS

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93 year old family history, we distill smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award winning juice. Our company is proud to maintain sales in states throughout the USA primarily through word of mouth. With proof of concept, The Bad Stuff is preparing to launch a campaign to broaden our loyal customer base. We currently sell in small liquor stores to larger chains including Total Wine in California and Texas. We also can be found in upscale bars and restaurants. The Bad Stuff began as a California LLC (The Bad Stuff LLC) in 2015 and merged into a Delaware C Corporation (The Bad Stuff Inc.) in 2020.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $ .0001 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $850,540.00
Number of Securities Sold: 2,190,036
Use of proceeds: Inventory, salary for master distiller, accounting.
Date: November 30, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The company's 2020 gross revenue was $126,039, an improvement over 2019 as a result improvements in our supply pipeline ensuring good stock levels throughout the year. In 2019, The Bad Stuff experienced a slight decrease in gross revenue because a glass fire burned down the former glass factory we used and subsequently caused major delays in our glass production.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,332.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Admin
Amount Owed: $15,000.00
Interest Rate: 3.5%
Maturity Date: July 31, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Darren Enenstein

Darren Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)
Dates of Service: July 06, 2020 - Present
Responsibilities: Darren Enenstein is the Chairman of the Board, a director, is CEO of The Bad Stuff Inc., and is CFO. Mr. Enenstein is trustee of The 2406 Paradise Trust which is his family trust. Darren Enenstein is married to Susy Enenstein. Susy Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Darren Enenstein does not receive a salary. Darren Enenstein's primary role as CEO is to oversee and direct marketing, sales, strategic relationships, and investor relations. General Oversight. Formerly Chairman and Manager of the LLC. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney.

Position: Chief Financial Officer (CFO)
Dates of Service: July 06, 2020 - Present
Responsibilities: Tax and accounting oversight. Formerly Manager of the LLC.

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.
Position: Chairman of the Board
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass, LLP

Title: Partner

Dates of Service: January 01, 2019 - Present
Responsibilities: Law partner.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass APC
Title: Shareholder

Dates of Service: September 01, 2009 - December 31, 2018
Responsibilities: Managing the law firm.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present

Responsibilities: Susy Enenstein is a director of The Bad Stuff Inc. and is its Corporate Secretary. Mrs. Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Susy Enenstein does not receive a salary. Susy Enenstein's primary responsibilities are to act in her capacity as a board member by voting as needed on key issues, and to facilitate corporate documents. Board Oversight. Was also a board member of the prior LLC.

Position: Corporate Secretary
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate secretary role

Name: Phillip "Felipe" Soto

Phillip "Felipe" Soto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: July 06, 2020 - Present

Responsibilities: Phillip Soto is the acting President of The Bad Stuff Inc. and a director. Mr. Soto receives a salary and benefits of approximately $70,000 per annum. Mr. Soto's primary role to supervise product development, distillation, and production. Day to day oversight, head of production, master distiller. Same roles as well as Manager of prior LLC.

Position: Member of the Board of Directors
Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: 2406 Paradise Trust
Amount and nature of Beneficial ownership: 6,860,323
Percent of class: 55.03

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $ .0001 per share. As of December 31, 2020, 12,590,229- shares of common stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

The Bad Stuff, Inc.

By   /s/ *Bad Stuff Inc*

  Name: Bad Stuff Inc

  Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

THE BAD STUFF, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Bad Stuff, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of The Bad Stuff, Inc, (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

THE BAD STUFF, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	35,332	$	67,786
Accounts receivable—net		63,142		38,424
Inventories		238,830		106,501
Prepaids and other current assets		86,535		-
Total current assets		**423,839**		**212,711**
Property and equipment, net		-		-
Intantible assets		4,874,694		5,292,831
Other assets		-		1,828
Total assets	$	**5,298,533**	$	**5,507,369**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	4,402	$	12,290
Current portion of loans and notes		10,000		-
Other current liabilities		150		30,900
Total current liabilities		**14,552**		**43,190**
Promissory Notes and Loans		5,000		-
Convertible Note		13,739		107,010
Total liabilities		**33,291**		**150,200**
STOCKHOLDERS EQUITY				
Common Stock		1,259		-
Additional Paid In Capital		5,355,910		-
Members' equity		-		5,932,792
Retained earnings/(Accumulated Deficit)		(91,927)		(575,623)
Total stockholders' equity		**5,265,242**		**5,357,169**
Total liabilities and stockholders' equity	$	**5,298,533**	$	**5,507,369**

See accompanying notes to financial statements.

THE BAD STUFF INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	126,039	$	98,043
Cost of goods sold		48,668		52,941
Gross profit		77,371		45,102
Operating expenses				
General and administrative		112,883		140,913
Sales and marketing		56,266		13,669
Total operating expenses		169,149		154,582
Operating income/(loss)		(91,777)		(109,480)
Interest expense		150		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(91,927)		(109,480)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(91,927)**	$	**(109,480)**

See accompanying notes to financial statements.

THE BAD STUFF, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In Capital	Members' Equity		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares	Amount						
Balance—December 31, 2018				$	5,912,813	$ (466,143)	$	5,446,670
Cpital contribution					19,979			19,979
Net income/(loss)						(109,480)		(109,480)
Balance—December 31, 2019					5,932,792	$ (575,623)	$	5,357,169
Conversion from LLC to C Corp	12,590,229	1,259	5,355,910		(5,932,792)	$ 575,623		-
Net income/(loss)						(91,927)		(91,927)
Balance—December 31, 2020	**12,590,229**	**$ 1,259**	**$ 5,355,910**	$	**-**	**$ (91,927)**	$	**5,265,242**

See accompanying notes to financial statements.

THE BAD STUFF, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(91,927)	$	(109,480)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Sales of intangible assets		-		-
Amortization of intangibles		1,440,450		-
Changes in operating assets and liabilities:				
Accounts receivable		(24,718)		(18,302)
Inventory and other current assets		(132,329)		1,894
Other assets		(84,707)		
Accounts payable and accrued expenses		(7,888)		1,460
Other current liabilities		(30,750)		107,009
Security deposit		-		
Net cash provided/(used) by operating activities		**1,068,131**		**(17,419)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Purchase of intangible assets		(1,022,313)		-
Net cash provided/(used) in investing activities		**(1,022,313)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes				
Repayment of Convertible Notes		(93,271)		
Borrowing on Loan Payable		15,000		
Members contribution		-		19,979
Net cash provided/(used) by financing activities		**(78,271)**		**19,979**
Change in cash		(32,453)		2,560
Cash—beginning of year		67,786		65,226
Cash—end of year	$	**35,332**	$	**67,786**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	150	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

THE BAD STUFF, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.   NATURE OF OPERATIONS

The Bad Stuff, Inc. previously known as The Bad Stuff LLC, was originally formed on April 28, 2015 in the state of California. On July 7, 2020, The Bad Stuff, Inc. was incorporated in the state of Delaware.   On August 28, 2020, The Bad Stuff LLC was merged into and made a part of The Bad Stuff, Inc. The financial statements of The Bad Stuff, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 94 year old family history, we distill smaller numbered batches of Extra Añejo Tequila (aged 3 years in new French oak), an 8 month Reposado, an amazing Blanco (Silver) Tequila, and recently blended a specially limited 12 year Tequila

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Income Taxes

The Bad Stuff, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its tequila products

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $256,209 and $13,669 , which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	238,830	106,501
Total Inventories	**$ 238,830**	**$ 106,501**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaids	4,722	-
Loan fees	81,813	
Total Prepaids Expenses and other Currer	**$ 86,535**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued interest	150	-
Other current liabilities		30,900
Total Other Current Liabilities	**150**	**30,900**

5.   INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Patent	$	6,315,144		5,292,831
Intangible assets, at cost		**6,315,144**		**5,292,831**
Accumulated amortization		(1,440,450)		-
Intangible assets, Net	$	**4,874,694**	$	**5,292,831**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,440,450 and $887,044 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	421,010
2022		421,010
2023		421,010
2024		421,010
Thereafter		3,190,656
Total	$	**4,874,694**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with par value of $ 0.0001. As of December 31, 2020, 12,590,229 of shares have been issued and are outstanding.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

| | | | | | For the Year Ended December 2020 | | | | |
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 15,000	1.00%	Fiscal Year 2020	2022	$ 150	$ 150	$ 10,000	$ 5,000	$ 15,000
Total					**$ 150**	**$ 150**	**$ 10,000**	**$ 5,000**	**$ 15,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 10,000
2022	5,000
2023	
2024	
2025	
Thereafter	-
Total	**$ 15,000**

Convertible Note(s)

The following is the summary of the convertible notes:

| | | | | | | | | Non- | |
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Current Portion	Total Indebtedness
Promissory Note -Storiesand Cronies LLC	$ 200,000	0.00%	4/27/2020	Not set maturity	-	-	-	13,739	13,739
Total					**$ -**	**$ -**	**$ -**	**$ 13,739**	**$ 13,739**

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.3562 Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (86,352)	$ (50,903)
Valuation Allowance	86,352	50,903
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (327,451)	$ (241,099)
Valuation Allowance	327,451	241,099
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,097,357, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,097,357. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $91,927 , an operating cash flow of $585,431 and liquid assets in cash of $35,332, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Bad Stuff Inc, Principal Executive Officer of The Bad Stuff, Inc., hereby certify that the financial statements of The Bad Stuff, Inc. included in this Report are true and complete in all material respects.

Bad Stuff Inc

Principal Executive Officer